Exhibit 21.1

Real Goods Solar, Inc.

Subsidiaries	State or Country of Incorporation or Registration
Real Goods Energy Tech, Inc. (1)	Colorado
Alteris Renewables, Inc. (1)	Delaware
Real Goods Mercury, Inc. (1)	Delaware
Real Goods Syndicated, Inc. (1)	Delaware
Elemental Energy, LLC (1)(2)	Hawaii
Mercury Energy, Inc. (1)	Delaware

(1)	Owned by Real Goods Solar, Inc.
(2)	Doing business as “Sunetric.”